SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

December 3, 2003

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2003
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

MICROCELL FILES COMMENTS ON NATIONAL ANTENNA TOWER POLICY REVIEW

Company says increased site co-location and ending exclusive site arrangements will improve relations with communities and enhance the benefits of wireless for consumers.

Montréal, October 24, 2003 – Microcell Telecommunications Inc. (TSX: MT) today filed its comments with Dr. David A. Townsend, Chairman of the National Antenna Tower Policy Review Committee. The Company’s submission called for a more consumer- and community-friendly approach to wireless antenna siting in Canada.

Professor Townsend was recently mandated by the Minister of Industry, the Honourable Allan Rock, to conduct a comprehensive review of how efficiently the wireless industry deploys networks and infrastructure across the country. Industry Canada is the national regulator of radiocommunications in Canada and is responsible for authorizing the location of radiocommunication facilities.

“As wireless service providers, we rely on positive and mutually beneficial relations with consumers and communities in order to operate successful businesses,” said Carl Dexter, Vice-President of Network Services, Microcell Solutions Inc. “These relations are compromised when antenna siting and exclusive leasing arrangements are used as a competitive tool among wireless providers. The competitive battles should be fought in the marketplace, not in communities. We need a new regime and way of doing business that creates more consumer-friendly conditions, renewed respect for the impact of antenna siting in communities, and more efficient network deployment for all wireless providers,” he added.

In its comments, Microcell Telecommunications recommended that Industry Canada be asked to impose conditions on wireless network operators in such a way as to:

  Impose a ban on exclusive site leasing arrangements that provide one wireless operator with sole access to rooftops of properties belonging to third parties;
  Impose a ban on the practice of “site banking”, which requires wireless operators to trade access to antenna sites in order to gain access to other sites; and
  Impose an obligation on wireless network operators to offer site co-location, upon demand from another operator, where this is technically feasible and on commercially reasonable terms.

The full text of Microcell Telecommunications’ comments can be viewed on the Policy Review’s Web site at www.antennareview.ca.

About the Company
Microcell Telecommunications Inc. is a provider of telecommunications services in Canada dedicated solely to wireless. The Company offers a wide range of wireless voice and high-speed data communications products and services to over one million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido® brand name. Fido is a registered trademark of Microcell Solutions Inc. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock exchange. Another subsidiary of Microcell Telecommunications, Inukshuk Internet Inc., is licensed to operate Multipoint Communications Systems (MCS) in regions that cover approximately 30 million Canadians. MCS spectrum allows for the deployment of broadband wireless access networks throughout the country, including outlying regions. For more information, visit www.microcell.ca, www.fido.ca and www.inukshuk.ca.

For more information:

Claire Fiset
514 992-1368
claire.fiset@microcell.ca

Colin Macrae
604 618-2294
colin.macrae@microcell.ca